 FORM 3                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
                                                  WASHINGTON, D.C. 20549                            OMB Number           3235-0104
                                                                                                    Expires:    September 30, 1998
                                 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES            Estimated average burden
                                                                                                    hours per response . . . . 0.5
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*       2. Date of Event Re-       4. Issuer Name and Ticker or Trading Symbol
                                                  quiring Statement          Miller Exploration Company (MEXP)
                                                  (Month/Day/Year)
   HUGHES, JR.    DAN             A.                                      5. Relationship of Reporting Person(s) to Issuer
   (Last)       (First)        (Middle)               2/4/98                             (Check all applicable)
                                                                             [X] Director             ___ 10% Owner
                                                                             ___ Officer (give        ___ Other (specify
   P.O. DRAWER 669                                                                          title below          below)
               (Street)                        3. IRS or Social Se-
                                                  curity Number of
                                                  Reporting Person        6. If Amendment, Date of Original (Month/Day/Year)
   BEEVILLE      TEXAS            78104           Voluntary
   (City)       (State)           (Zip)
                                                                          7. Individual or Joint/Group Filing
                                                                             (Check Applicable Line)
                                                                           [X] Form filed by One Reporting Person
                                                                           ___ Form filed by More than One Reporting Person

                                     TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security   2. Amount of Securities   3. Ownership Form:   4. Nature of Indirect Beneficial Ownership
   (Instr. 4)             Beneficially Owned        Direct (D) or        (Instr. 5)
                          (Instr. 4)                Indirect (I)
                                                    (Instr. 5)
Common Stock                  0





   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

      TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security            2. Date Exercisable and           3. Title and Amount of Securities Underlying
   (Instr. 4)                                 Expiration Date                   Derivative Security (Instr. 4)
                                              (Month/Day/Year)
                                               Date         Expiration                                         Amount or Number
                                            Exercisable        Date                       Title                   of Shares









4. Conversion or Exercise Price of         5. Ownership Form of              6. Nature of Indirect Beneficial Ownership
   Derivative Security                        Derivative Security:              (Instr. 5)
                                              Direct (D) or Indirect (I)
                                              (Instr. 5)







Explanation of Responses:





                                                                             /S/ DAN A. HUGHES, JR.            FEBRUARY 12, 1998
**Intentional misstatements or omissions of facts constitute Federal         **Signature of Reporting Person         Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            Dan A. Hughes, Jr.
                                                                             By Tashia L. Rivard
Note: File three copies of this Form, one of which must be manually          Attorney-in-Fact
      signed.  If space is insufficient.  SEE Instruction 6 for
      procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             POWER OF ATTORNEY

          The undersigned, a director and/or officer of Miller Exploration Company, a Delaware corporation (the "Company"), does hereby nominate, constitute, and appoint Kelly E. Miller, William J. Baumgartner, Stephen C. Waterbury, and Tashia L. Rivard, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments which such attorneys and agents, or any of them, may deem necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution, and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Section 16(a) of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report or statement on Form 3, 4, or 5, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

          The undersigned agrees that the attorneys-in-fact named in this Power of Attorney may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact.

          This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) has any obligation under Section 16 of the Act with respect to securities of the Company.

Dated:  February 11, 1998          /s/Dan A. Hughes, Jr.
                                   Dan A. Hughes, Jr.